Filed Pursuant to Rule 425
Filing Person:  The Procter & Gamble Company
Subject Company:  The Gillette Company
Commission File No.:  1-922
Amendment to Filing of February 24, 2005

CAGNY Conference

February 24, 2005

1

AG Lafley

Chairman, President
and Chief Executive

2

Agenda

P&G Business Update

Gillette Business Update

P&G the Best Partner for Gillette

The Growth Opportunity

Q&A

3

Forward Looking Statement

All statements, other than statements of historical fact included in this presentation, are forward-
looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995.  In
addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made.  These include:  (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully completing, executing, managing and integrating key acquisitions (including the Domination and Profit Transfer Agreement with Wella and the Company’s agreement to acquire The Gillette Company and obtaining the related required shareholder and regulatory approvals); (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company’s outsourcing projects; (7)
the ability to successfully manage currency (including currency issues in volatile countries), debt
(including debt related to the Company’s announced plan to repurchase shares of the Company’s stock in connection with the pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products;
(10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

4

Regulation G Disclosure

Sales excluding foreign exchange

Organic sales

Core earnings

Free cash flow productivity

5

IAMS
Charmin
Ultra
Pringles
Tide
Bounty
Pampers
Baby-Dry
ARIEL
Folgers
Actonel
VIVID WHITE

Strategies are Working

Focus on core business

Faster growing, higher margin, more asset-efficient
health and beauty care businesses

Developing markets and lower income consumers

6

0%

2%

4%

6%

8%

10%

12%

14%

16%

FY '02

FY '03

FY '04

1st Half
FY'05

Business Update - Volume

Volume Growth

* Excludes acquisition & divestiture impacts

Organic*

Acquisitions & Divestitures

7

Business Update - Sales

* Excludes foreign exchange and acquisition & divestiture impacts

Target

4% - 6%

Sales Growth, ex. FX

Organic*

Acquisitions & Divestitures

0%

2%

4%

6%

8%

10%

12%

14%

16%

FY '02

FY '03

FY '04

First Half
FY'05

8

Charmin
Pampers
Tide
ARIEL
Pringles
Prilosec
Swiffer
Crest
folgers

Business portfolio

Customer portfolio

Geographic portfolio

Balance

9

Pampers
Feel'n Learn
Advanced Trainers
Jumbo
Tide
COLDWATER
GLACIER
Naturella
CON MANZANILLA
TAMPAX
PEARL
PLASTIC
blonde
Tide
Downy

Market leader
in two thirds of total sales

#1 innovator
(IRI pacesetter report)

Indispensable brands
for retailers

Leadership

10

IAMS
Adult
Chunks
Charmin
Ultra
Pringles
Tide
Bounty
Pampers
Baby-Dry
head & shoulders
Actonel
always
Crest
VIVID WHITE
ARIEL
Folgers
CLASSIC ROAST

Growth Focus Areas are Delivering

Portfolio is growing volume double digits

Leading Billion Dollar Brands

11

- Ahold
- Albertsons
- Carrefour
- Costco
- Kmart
- Kroger
- METRO
- TARGET
- TESCO
- WAL★MART

Growth Focus Areas are Delivering

Top 10 customers are growing volume 7%

Big Customers

12

Top 16 countries are growing volume 8%

Growth Focus Areas are Delivering

Core Countries

Italy

Mexico

UK

Japan

U.S.

Canada

Germany

China

France

Spain

Brazil

Saudi Arabia

Turkey

Russia

Philippines

Poland

13

North America

Western Europe

Northeast
Asia

Mid single digit organic volume growth

Growth Focus Areas are Delivering

Developed Markets

14

Brazil

Mexico

Saudi Arabia

Turkey

Russia

China

Philippines

Poland

8 of top 16 countries are in developing markets

6 consecutive quarters of mid to high teens growth

Growth Focus Areas are Delivering

Developing Markets

15

Growth Focus Areas are Delivering

Health Care & Beauty Care

Sales Growth ex. FX

Organic*

Acquisitions & Divestitures

* Excludes foreign exchange and acquisition & divestiture impacts

0%

5%

10%

15%

20%

25%

30%

FY '02

FY '03

FY '04

Q1'05

Q2'05

16

Growth Focus Areas are Delivering

FY ‘98

36%

47%

Health & Beauty Care

Balance of Company

FY ’05 e

+11% pts

$ Sales

50%

With Gillette

+14% pts

17

Health, Baby & Family Care
Beauty Care
Household Care
Market Development Organizations
Global Business Services

Integration

Plug & play capability

Corporate
Functions

Core
Business
Resources

Oral
Care

Razors

Braun

Duracell

Personal
Care

18

18

Growth Focus Areas are Delivering

Fabric & Home Care, Snacks & Coffee,
Baby & Family Care

0%

2%

4%

6%

8%

10%

FY '02

FY '03

FY '04

Q1 '05

Q2 '05

Sales Growth ex. FX

19

Charmin
Prilosec
folgers
Pringles
Pampers
ARIEL
Tide
Crest

Sustainable growth

Consistent shareholder returns

Balance and Leadership

20

Consistent

Shareholder

Returns

Branding

Go-to-Market

Scale

Innovation

Connect &
Develop Globally

Faster Pace of
Innovation

Winning Value
Equation

Excellence in
Execution

Initiative
Success

Cost & Cash
Discipline

Unique
Organization
Structure

Launch & Leverage
Holistic Marketing

Sustainable

Performance

x

x

x

x

x

Historical P&G

Strengths

What’s different
today

Sustainable Growth, Consistent Returns

=

=

=

=

=

21

0%

2%

4%

6%

8%

10%

12%

14%

16%

FY '02

FY '03

FY '04

Q1 '05

Q2 '05

Business Update - EPS

*Growth rates calculated vs. prior year core results

EPS Growth

Target

10%+

Gain from Juice Divestiture

22

Guidance Update – Jan. 28, 2005

Sales growth estimate:

March ' 05:                    high single digits

Fiscal ' 05:                       high single digits

EPS estimate:

March ' 05:                    $0.60 - $0.62 (+  9-13%)

Fiscal ' 05:                          $2.61 - $2.64 (+13-14%)

23

AG Lafley

Chairman, President
and Chief Executive

Combine 2 best-in-class CPG companies with
great momentum

Strategic Rationale

Combine 2 best-in-class CPG companies with
great momentum

Strengthen the portfolio - 21 billion dollar brands and #1
market position in categories representing about two thirds
of total sales

Strategic Rationale

Combine 2 best-in-class CPG companies with
great momentum

Strengthen the portfolio - 21 billion dollar brands and #1
market position in categories representing about two thirds
of total sales

Strengthen combined retail relationships

Strategic Rationale

Combine 2 best-in-class CPG companies with
great momentum

Strengthen the portfolio - 21 billion dollar brands and #1
market position in categories representing about two thirds
of total sales

Strengthen combined retail relationships

Leverage our strengths of branding, innovation, scale
and go-to-market capability to realize our full potential
and accelerate growth

Strategic Rationale

6

• Four core strengths

Branding

Innovation

Scale

Go-to-market capability

• Complementing and
  amplifying strengths
  with Gillette

Two Best-In-Class Companies
Getting Stronger

Multiplying Innovative Capability

Sustainable

Performance

x

Innovation

Connect &
Develop Globally

x

Faster Pace of
Innovation

Historical P&G

Strengths

What’s different
today

OLAY
total effects
Venus
Crest
Satin Care
Gillette
PANTENE
Old Spice
HIGH ENDURANCE
RED ZONE

Complementary Innovation Platforms

Brands

Technologies

Design

Venus

OLAY
complete
OLAY
daily facials
OLAY
OLAY
body lotion
OLAY
OLAY
body

Complementary Innovation
Platforms

Women’s hair removal

Gillette
SERIES
POWER STRIPE
Gillette
SERIES
gel
sensitive skin
with soothing aloe
Gillette
SERIES
gel

Complementary Innovation
Platforms

Male grooming

Swiffer
WETJET
Power Through Tough Dirt and Stains!
Mr Clean AutoDry CARWASH
No Need to Hand Dry!
Venus
OLAY
TAMPAX
PEARL
PLASTIC
40
Folgers

Complementary Innovation Platforms

Design

Multiplying Innovative Capability

Innovation

Connect &
Develop Globally

Sustainable

Performance

x

x

Faster Pace of
Innovation

Scale

Cash & Cost
Discipline

x

Winning Value
Equation

Historical P&G

Strengths

What’s different
today

Winning the Value Equation

Eliminating
SG&A overlap

Generating
efficiencies in
marketing and
retail selling

Leveraging scale in
purchasing,
manufacturing,
logistics

~80%

$1 to 1.2 billion in cost synergies

Constant turnaround mentality

Multiplying Innovative Capability

Scale

Innovation

Connect &
Develop Globally

Cash & Cost
Discipline

Sustainable

Performance

x

x

x

Faster Pace of
Innovation

Winning Value
Equation

Go-to-Market

Unique
Organization
Structure

x

Excellence in
Execution

Historical P&G

Strengths

What’s different
today

Developing Markets

Developing Market
Sales

~$11bn

~$2.2bn

* Euromonitor and Company estimates, constant prices and FX

Developing Markets Potential

Source: ACNielsen, company estimates

~ 70

~ 240

Average P&G Category
Consumption Index
(Volume per capita)

Developing

Developed

~ 2

~ 5

Weekly
Shaving
Frequency

China, India, Turkey

U.S.

~ 3 X

Gillette
Gillette
Gillette
Gillette
Gillette
Gillette
Gillette

Puyang City, supermarket with about 2,000sqm

Razors
& Blades

PG Hair
Care

Store
Front

P&G covering more than 30% of China’s population

in more than 2000 cities and more than 11000 towns

Gillette covering about 10% of China’s population

focus on top 4 cities distributed in about 60 cities

China

Improving Sub-scale Market
Positions

Net Outside Sales

Company Avg.

8
subscale
countries
incl. India,
Brazil

Top 8
developing
market scale
countries
incl. China

Multiplying Innovative Capability

Go-to-Market

Scale

Innovation

Connect &
Develop Globally

Cash & Cost
Discipline

Unique
Organization
Structure

Sustainable

Performance

x

x

x

x

Faster Pace of
Innovation

Winning Value
Equation

Excellence in
Execution

Branding

Launch &
Leverage Holistic
Marketing

x

Initiative
Success

Historical P&G

Strengths

What’s different
today

Advantaged Categories

Trade-up marketing

In-store execution

Initiative
Success

Excellence in
Execution

Winning Value
Equation

Multiplying Innovative Capability

Go-to-Market

Scale

Innovation

Connect &
Develop Globally

Cash & Cost
Discipline

Unique
Organization
Structure

x

x

x

x

Faster Pace of
Innovation

Branding

Launch &
Leverage Holistic
Marketing

x

Historical P&G

Strengths

What’s different
today

21

Technology
Leadership

Turnaround
Mentality

Advantaged
Categories

Trade Up
Acceleration

The Gillette

Dynamic

Superior

Sustainable

Performance

Upside To Sustainable Growth
Model Through The End Of The
Decade

Double Digit
EPS Growth

Upside

Sales Growth
+5% to +7%

2010
Operating
Margin

of 24 – 25%

DURACELL
Oral-B
Gillette Sensor 3
IAMS
Chunks
Charmin Ultra
Pringles
Tide
Bounty
Pampers
Baby-Dry
head & shoulders
always
Crest
ARIEL
Folgers
Actonel

Q&A

Thank you for inviting us to be with you.

Two months ago, at P&G’s analyst meeting in Boston, we explained why we’re confident that P&G’s strategies and capabilities will enable sustained long-term top and bottom line growth.

Last month, we announced the acquisition of Gillette – a combination that brings together two of the leading consumer products companies in the world, and further strengthens P&G’s consumer-driven business model.

Today, Jim and I want to update you on the health of P&G’s and Gillette’s businesses.

Then, we’ll go deeper on two elements of the deal that we did not get to spend as much time on when we announced the acquisition:

First, why now and why P&G? Jim will explain why he and his management team felt that now is the right time for Gillette to seek a partner, and why they saw P&G as the best partner for Gillette’s long-term growth.

Second, what’s in this for P&G shareholders? I’ll explain in greater detail how Gillette creates upside to our growth model, and why we’re confident we can integrate our two companies while continuing to grow each company’s existing business.

As a result, I hope you’ll come away seeing the magnitude of the growth opportunity this deal creates -- and confident that we can and will deliver the growth to which we’re committing.

Before we get started, we need to cover the legal items...

I want to remind you that the presentations this morning will include a number of forward-looking statements.

If you will refer to our most recent 10-K and 8-K reports, you will see a discussion of factors that could cause the Company’s actual results to differ materially from these projections.

Also, as required by Regulation G, we need to make you aware that during the presentation, we will make a number of references to non-GAAP measures.

For completeness, we have posted on our website – www.pg.com – a full reconciliation of non-GAAP measures to U.S. GAAP.

Now, let’s get to the business update...

P&G’s choices are paying off.

At the beginning of this decade...

We made the choice to focus on the core business... on leading brands and leading innovation...

We made the choice to shift P&G’s business mix toward health, beauty, and personal care...

We made the choice to serve more of the world’s consumers in developing markets...

These choices set P&G on a path of balanced growth and consistent leadership. And they remain right for the long term.

We’ve grown organic volume, on average, more than seven percent over the past three years.

The momentum continues to be strong through the first half of fiscal 2005, with +8% organic volume growth.

Sales growth has also been strong...

Over the past three years, sales ex FX have been up more than 8% on average – above P&G’s long-term target of 4 to 6%.

Organic sales have been up 5% on average over the past three years – at the top end of our goal for organic sales growth, which is 3-5%.

Here, too, momentum continues to be strong. In fact, organic growth is now tracking one to two percentage points ahead of target through the first half of this fiscal year.

There are two things to understand about P&G’s growth:

First, it is quality growth because it is primarily organic growth. We are growing organically across virtually all of P&G’s businesses: fabric care, baby care, fem care, hair care, as well skin care, home care and health care. We accelerated base-business growth even as we integrated a number of acquisitions.

Second, it is sustainable growth because it is driven by systemic changes that are making us better and more efficient. We are getting even more value from P&G’s core strengths: branding, innovation, scale, and go-to-market capability.

It’s all about balance and leadership.

Balance creates flexibility to deliver results reliably, in good times and challenging times alike.

P&G’s growth model is focused on balanced top and bottom line growth.

P&G growth is coming from a balanced mix of businesses. We have a unique combination of large, steadily growing household businesses and faster-growing, higher-margin health, beauty, and personal care businesses.

We have a balanced mix of retail customers. We have strong, strategic relationships with the largest leading retailers, and we are growing fast with other customers and channels – such as high frequency stores in developing markets.

We have a balanced mix of developed and developing markets. Major developed regions such as Northeast Asia, North America, and Western Europe are healthy and growing steadily. At the same time, developing markets such as China, Russia, Mexico, and Turkey are disproportionate engines of growth.

Leadership is equally important. Leadership creates the flexibility to invest in growth, and the capability to sustain that growth.

In consumer products, the industry and innovation leaders are best positioned to be the growth catalysts. Brands that set the pace of innovation in their categories earn a significant share of the growth they stimulate. This is why we place so much emphasis on being the leader in every category where we compete.

P&G is one of the strongest leaders in the consumer products industry.

Two thirds of P&G sales come from categories where P&G is #1 in market share.

P&G brands are leading innovation. Baby Care is the innovation leader with Baby Stages of Development, Pampers Feel N’ Learn, and Kandoo. Fabric Care is leading on the strength of Tide with a Touch of Downy, and Tide Coldwater. Tampax Pearl and Naturella continue to set performance and value standards in Fem Care. Pantene Pro-health and Color Expressions are keeping P&G Hair Care in the lead. In addition, we’ve generated almost $5 billion in retail sales in categories that didn’t exist or in which we did not compete five years ago.

P&G leadership is also recognized by retail customers, and by business and innovation partners.

For retailers, P&G brands and innovation are indispensable. Our leadership brands attract shoppers and grow the size and profitability of shopping baskets.

Suppliers and partners want to work with P&G. The breadth and depth of P&G capabilities, and our ability to commercialize innovation, helps them grow their business as well as ours.

The strategic choices we’ve made reflect our belief in balance and leadership, so let’s look at those choices in more detail...

The first choice we made was to focus on core businesses and brands, core markets, core customers.

We have been focused on growing P&G’s leading billion-dollar brands. P&G now has 16 billion dollar brands. This is up from 10 just five years ago.

Growth on brands such as Tide, Pampers, Pantene, Olay, and Head & Shoulders has accelerated to double-digits over the first half of fiscal 2005.

We have been focused on growing with our top 10 retail customers. P&G volume at these winning retailers has grown, on average, 7% in the first half of the year.

Importantly, P&G’s growth is not dependent on any one channel or customer. During the first half of this fiscal, we have grown volume with 8 of the top 10 customers.

Our third focus area is on growing P&G’s core countries. The largest 16 geographic markets represent 80% of the company’s business.

These markets include big developed countries such as the U.S., U.K., Japan and Germany and developing countries such as China, Russia, Mexico and Turkey. Together, the top 16 markets have been growing volume 8%, on average, over the first half of this fiscal year.

Importantly, organic volume growth in developed markets has consistently been mid-single-digits – and twice the rate of GDP growth in these markets.

This is strong performance that very few consumer products companies have matched.

Our low-income consumer strategy has delivered six consecutive quarters of mid to high teens volume growth in developing markets.

This strategy has deepened P&G’s penetration in key developing markets like China, Russia, and Turkey. At the same time, it’s enabled us to expand into mid-tier consumer segments in developed markets.

As we discussed at the analyst day meeting in December, this is an area where we continue to see considerable upside.

P&G’s mix of operating businesses is also a picture of balance and leadership.

In 1998, about two thirds of P&G’s business was in household categories which are large, steady-growing, cash generating businesses. In the years since, we have been shifting the mix toward a more even balance between these categories, and faster-growing, higher-margin health, beauty, and personal care categories.

Acquisitions have played a significant role in this shift but, as you can see, this is not just a story of acquisitions. Organic growth in health and beauty has averaged more than 8% over the past three years. And despite a strong base period, this growth continues to track ahead of long-term targets through the first two quarters of fiscal 2005.

Over the past three years we have grown every P&G HABA business.

....47% of P&G’s portfolio in the current fiscal year.

This percentage should grow to 50% or more with the acquisition of Gillette.

What’s most important here is that we did not get distracted by acquisition activity.

A number of analysts and investors have been understandably concerned that acquisitions would distract P&G management from the core business. However, we integrated Clairol and Wella even as we accelerated HABA organic growth.

There are two specific reasons we’ve been able to do this.

First, our strategic priority on growing from the core has kept us sharply focused on existing businesses.

Second, the plug-and-play capability of P&G’s unique organization structure enables us to integrate new businesses without taking our eyes off existing businesses.

For example, our market development organizations have taken Herbal Essences global while at the same time building Pantene market share around the world and turning Head & Shoulders into one of our fastest growing billion dollar brands.

At the same time, our GBS organization has been integrating back office support for Clairol and Wella while also raising service levels and lowering costs for P&G’s base business.

No other CPG company has created a similar capability. We’ve made it possible for each business unit to capture the scale of a $55 billion global company. We’re essentially running a number of very focused small companies that share a common go-to-market infrastructure in local markets and a global shared services back-office capability.

Following the acquisition, Gillette’s businesses will be able to take advantage of this infrastructure. The three business units that represent about 75% of Gillette’s sales – razors & blades, batteries and Braun – will essentially remain stand-alone businesses, but with access to P&G’s unmatched go-to-market and back office capability.

If you need any more evidence that this model works, just look at the performance of P&G household categories where we have accelerated growth even as we’ve grown health and beauty.

We can drive this kind of parallel growth precisely because of the way we’re organized. A business unit president like Deb Henretta in Baby Care hasn’t had to pay a moment’s notice to the acquisition activities in health and beauty care. She and her organization have stayed sharply focused on winning with moms who are concerned about their babies’ care and development. They’ve been leading innovation like Baby Stages of Development, Pampers Feel N’ Learn, and Kandoo – and have been growing faster than any competitor.

This, too, is about balance and leadership. We have been able to balance our focus on strengthening P&G leadership in existing businesses while integrating acquired businesses.

We will not waver from our focus on growth from core businesses where P&G brands are leaders. And we will only get better at leveraging the capabilities of the organization structure.

What I hope you can see here is that P&G’s choices are resulting in balanced, leadership growth across the business.

We are growing P&G’s billion-dollar brands.

We are growing with the top 10 retailers.

We are growing in the largest developed markets and in fast-growing developing markets.

We are growing P&G’s household, baby and family care businesses as well as health, beauty and personal care.

We are growing organically while expanding our core through adjacencies, and through tack-on as well as strategic acquisitions.

P&G’s balanced mix of businesses, markets and customers is unique in the industry, and we are delivering leadership growth across all these businesses, markets and customers.

The key factor in sustaining this growth – and translating it into strong shareholder returns – are the systemic changes we’ve made to better leverage our core strengths.

P&G’s primary business model is simple but powerful. P&G’s purpose is to provide brands and products that improve the everyday lives of consumers. P&G’s core activities are branding, innovation, scale and go-to-market capability.

These core activities drive P&G’s business model.

Over the past few years, we’ve made a number of changes that are strengthening our processes and capabilities. As a result, we are getting even more value from P&G’s core competencies.

This graphic shows how it all comes together.

We’re getting more out of P&G innovation by multiplying our internal innovative capability with the connect and develop strategy. We’re then bringing initiatives to market more successfully and profitably.

We’re getting more value from P&G scale with greater cost and cash discipline. As a result, we’re bringing more innovation to market at price points that deliver superior consumer value and strong shareholder value.

We’re amplifying P&G’s go-to-market strengths with our unique organization structure. This is providing the capacity and focus to commercialize a larger innovation pipeline, in more markets, with more customers, simultaneously.

Finally, we’re getting even more value from P&G’s leading global brands. These brands are platforms for innovation. They have earned deep and enduring trust from consumers worldwide. As a result, we can bring innovation to market on these brands far more effectively and efficiently than we could without them. The result: increased returns on initiatives, and stronger P&G brand equities.

In short, we’re innovating at a faster pace. We’re delivering innovation to market affordably and profitably, with deep local knowledge and strong retail partnerships. We’re commercializing innovation more successfully and consistently. It all results in sustainable growth and consistent shareholder returns.

As I said at the beginning, P&G’s choices are working and, when combined with the systemic changes we’ve made, they remain the basis for our confidence in P&G’s consistent, sustainable growth.

We’ve delivered 3 years of double digit EPS growth, and fiscal 2005 is on track for 13-14% growth – behind continued strong organic volume growth and solid operating margin performance.

Fiscal 2004 was a test year for P&G’s growth model because we started to fund restructuring from within the current business. Then, 2005 became yet another test year. We came off a very strong base period. Commodity prices moved against us in a significant way. And several key competitors lowered the bar so they could spend more to keep up with P&G’s initiative program.

These “testing years” have been an opportunity to demonstrate the resilience of P&G’s business model, and the core strengths that set us apart. We were pleased with last year’s results, and we’re equally pleased that we are on track to complete this year successfully – and significantly ahead of P&G’s long-term top and bottom line growth objectives.

However, we are not taking this success for granted. We are not satisfied.

Instead, we remain focused – behind an initiative pipeline that is particularly strong in the back half of the fiscal year. We will concentrate on sustaining P&G’s momentum in core categories, on leading billion dollar brands, in the top 16 developed and developing countries, and with big, winning retailers.

As a result - at the January 28th meeting – we raised the Company’s top and bottom line guidance for the balance of the year. And with Gillette we believe we are opening whole new areas of opportunity for additional growth beyond this fiscal year.

I know you’re looking for more details about how we’ll capture these growth opportunities, and I’ll come back to this in more depth a bit later. But first, I’d like to hand it over to Jim. He’ll give you an update on Gillette’s business results. He’ll talk through the drivers of Gillette’s sustained growth. And, he’ll explain the rationale for why combining with P&G now is the right strategic choice for Gillette. Jim...

[Jim Kilts’ Presentation]

Thanks, Jim.

I want to pick up where Jim left off.

While the time is right for Gillette to join forces with another world-class partner...

And while P&G is the right partner for Gillette...

Gillette is also the perfect partner for P&G.

There are four reasons why.

First, we’re combining two of the leading consumer products companies in the world – and we’re doing so at a time when both companies’ performance is the best it’s been in a decade.

It’s a combination that plays to the structural characteristics of the consumer products industry. Consumer products is an industry that rewards leadership and scale. Leadership scale provides the opportunity to keep growing margins. Margin growth makes it possible to reinvest in branding and innovation, which drives consumer value. The more you can invest in branding and innovation that delights consumers, the more you grow.

The more you grow, the greater the scale and margins.

It’s a virtuous circle that P&G and Gillette can leverage better together than alone.

Second, we are shifting P&G’s business mix toward faster-growing, higher-margin, more asset-efficient businesses – health care, beauty care, personal care.

This is an important component of our accelerated growth objective, which we’ve increased for the balance of the decade by a point. Our increased target is now 5-7%, of which 4-6% is organic.

P&G’s line-up of 16 billion-dollar brands is growing double digits. With Gillette, we add five more billion dollar brands. As Jim just told you, Gillette’s billion-dollar brands have accelerated growth over the past three years, and their initiative pipeline is strong.

Importantly, Gillette is a leader in structurally advantaged categories. Three of their five billion-dollar brands are in personal care.

Third, we are strengthening P&G’s relationships with retail customers – relationships that are already strong.

We can marry P&G Customer Business Development with Gillette’s outstanding in-store execution. This will enable us to serve retail customers even better than either of us can today.

We can offer retailers a more profitable mix of brands... broader, deeper knowledge about consumers and shoppers... more innovation... more expertise in marketing... more supply-chain leadership.

This is not about negotiating power. This is about the power to jointly create value with retailers by serving our consumers, their shoppers, even better than we do today.

The final reason Gillette and P&G can grow faster together is the opportunity to leverage complementary strengths.

Gillette will help P&G raise an already-high bar in the areas of branding, innovation, scale, and the way we go to market.

One of the most important choices we made five years ago was to focus on these four strengths. P&G had important advantages in each area, and we were confident we could get even better.

By combining these four strengths, and applying them in the marketplace through P&G’s organization structure, we established branding, innovation, scale, and go-to-market as the pillars of P&G’s business model.

Then, we began making important structural improvements to make our business model even stronger and more sustainable:

We’ve multiplied P&G’s internal innovative output through connect and develop...

We’ve used greater cash and cost discipline to deliver better consumer value and grow margins...

We’ve strengthened our go-to-market capability with our unique organization structure, and...

We’ve created new branding and marketing approaches that are generating more product trial and increasing the value of P&G brands.

What’s most encouraging is that the combination of P&G and Gillette will make these structural improvements even more effective. So, let’s take a closer look at how we’re improving, and at how Gillette builds on those improvements.

Innovation is the starting place. P&G’s lifeblood.

We want to be the industry best at consumer and technology driven innovation. We want to set the pace of innovation, and the benchmark for innovation success.

We’re becoming an even stronger innovation leader through P&G’s connect and develop strategy – which links innovation and technologies across businesses, geographies, and disciplines.

No other consumer products company can create as many internal linkages as we can because no other company has the diversity of businesses, markets, and technologies that we have.

At the same time, no other CPG company can create as many external linkages as we can because no other company can attract as many quality innovation partners – partners who prefer P&G because of its brand line-up, its technology expertise, and its commercialization ability .

Gillette takes connect-and-develop to an even higher level. As Jim explained, they’re already doing this, brilliantly, on their own. The creation of Mach3 Power is a good example. Now, we can connect and develop with an even larger, more diverse combination of technologies and businesses.

The key to understanding how Gillette strengthens P&G innovation is to think of innovation broadly. Ours is not just a story of molecule-driven innovation. It’s a story of leading brands, breakthrough technologies, and the power of great design.

We will have 21 of the industry’s biggest, strongest innovation platforms. Brands like Olay, Crest, Gillette, and Venus are the innovation leaders of their categories.

We have complementary consumer knowledge and technologies – in oral care, skin care, shaving, hair removal.

Last, we have complementary innovation capabilities, particularly in Design.

How does this make P&G a stronger innovation leader? Let’s look at two areas – women’s hair removal and men’s personal care – as illustrations.

Women’s hair removal is a $9 to 10 billion market projected to grow 8% over the next five years. It’s a market in which women are dissatisfied with current experiences. For example, in the U.S., at least one in two women say they’re not satisfied with the usage experiences they have today. They find the process time-consuming and difficult. In short, it’s a market ripe for innovation.

We can combine Gillette’s knowledge of women’s hair removal needs with P&G’s knowledge of skin care. We can combine technologies to create products that remove hair and condition skin. We can link design capabilities and technologies to improve product performance and usage experiences. And, we can bring these innovations to market with great brands like Olay and Venus.

It’s one more virtuous circle. Each company brings unique consumer knowledge that will help us both see more innovation opportunities. We’ll deliver innovation breakthroughs with our combined technologies. We’ll turn the technologies into experiences that delight consumers with industry-leading design. We’ll bring these experiences to market through brands consumers trust and look to for innovation. And, as the innovation delivers benefits and experiences that delight, our brand equities will strengthen and broaden.

Men’s personal care is another area with great potential.

Today this is a $16 billion market growing at above-average rates. Men are buying and using more grooming products. They are becoming more knowledgeable about personal care. And yet, even as they become more interested, they can’t find brands they can relate to. Today, in fact, men often have to turn to women’s products for skin care – Clinique for men, Nivea for men. Nearly a fourth of men “admit” to using their wives’ or girlfriends’ products. But, it’s not what they want. Gillette is a great men’s brand that with the right technology can meet a much broader range of men’s personal care needs – and grow into a far larger franchise.

No other two companies in consumer products can create the same innovation opportunities.

I want to highlight one element of this innovation story – the power of P&G and Gillette as a combined leader in design. This is a benefit of combining our companies that may be less obvious than brands and technologies, but it’s equally important.

Design helps build powerful emotional connections that deliver delightful and “wow” experiences in store and at home.

At P&G we are leveraging design to accelerate innovation, and to turn more P&G innovation into greater commercial success.

One effective way to make design meaningful to consumers is through delivery systems designed to improve product performance and usage experiences. Gillette is clearly a leader in this area with Braun having been recognized as best-in-class by New York’s prestigious Museum of Modern Art and several other internationally acclaimed design associations. P&G has been making steady strides, as well, with products such as Olay Regenerist, Tampax Pearl, Mr. Clean Auto Dry, and Febreze Air Effects.

Together, P&G and Gillette can make design an even more important driver of innovation, and an even greater source of advantage in the marketplace.

More, better innovation is where we start.

We then leverage our remaining core strengths – scale, go-to-market capability, and branding – to get the most from all this innovation.

Let’s look first at scale and how Gillette makes us even stronger.

Scale is critical to ensuring we can deliver superior consumer value. It’s the key to commercializing innovation affordably and profitably.

We’re getting more value from P&G scale through greater cash and cost discipline. P&G scientists are leading cost innovation, as well as product innovation. Engineers are setting up low-cost supply chains, including contract manufacturing. Business Services organizations are delivering better services and lower costs. Business units are delivering greater productivity and operating TSR.

As a result, we’re bringing more P&G innovation to market at prices that deliver superior consumer value and strong shareholder value.

Here, too, Gillette makes us better. We can eliminate costs as a combined company that erode consumer value. We’ve identified more than $1 billion in synergies that we’re confident we can achieve by year three.

We will eliminate administrative overlap by integrating Gillette brands with minimal additions to P&G’s corporate staff.

We can deliver key support functions through P&G’s Global Business Services group. GBS delivers best-in-class costs that are not available to Gillette on its own today.

We also see synergy opportunities in purchasing, manufacturing, and logistics. We’ll reduce costs in these areas through increased scale, improved asset utilization, and coordinated purchasing. And we will generate efficiencies in marketing and retail selling.

I’m confident we will find even more opportunities, because Gillette and P&G both have the same constant turn-around mentality. We’ve both gotten our businesses back on track with rigorous strategic, operating and financial discipline. Both organizations have embraced the idea that we must continually keep getting better, and we must continually find new ways to do more with less.

In short, we can make both P&G and Gillette even more effective and more efficient. This will enable us to provide superior consumer value and greater shareholder returns.

The way we to go-to-market is the next area that is helping us get more value from P&G innovation.

P&G’s organization structure is the key factor. Market development organizations are now focused exclusively on what they do best: Deeper local consumer understanding; Better shopper knowledge; Stronger customer partnerships; Stronger partnerships with other external stakeholders.

As a result, we have greater capacity to execute with excellence when we go to market. We can commercialize a larger innovation pipeline in more markets, with more customers, simultaneously.

For example, we’ve doubled the number of initiatives we’re delivering per year in big categories like personal beauty care. We’ve also accelerated the time it takes to expand an initiative globally. We can now roll out a blockbuster initiative like Olay Regenerist in fewer than 12 months, worldwide. Compare that to the 7 years it took for the global roll out of Pantene under the old organization structure.

Once again, Gillette provides us with additional opportunities to get better.

Their billion-dollar brands strengthen the brand line-up we offer to retail customers.

At the same time, we can distribute leading brands like Gillette and Duracell more deeply and cost-effectively through our MDO infrastructure in developing markets.

It’s a simple but powerful story: we can bring Gillette brands to more stores. Availability in more stores drives greater trial and more household penetration. More trial and household presence leads to more regular usage and repeat purchase, which results in more sales and profits.

Yet another virtuous circle!

Here’s the opportunity:

On average, developed-market consumers use about three times more product than consumers in developing markets. This is true for P&G categories as well as for razors and blades.

Developing-market consumers are catching up, however. In just five years, consumption of P&G categories has grown, on average, by 20%. Consumption for razors and blades has also grown double digits.

Further, our analysis shows that categories “take off” at different points as a country’s economy develops. Laundry and shampoo are two categories that take off early. In a number of developing markets, we’ve used P&G leadership in laundry and shampoo to build a foundation for growth. We have built supply and distribution networks for these early-take-off categories through which we can later run our other Beauty Care, Fem Care and Baby Care brands.

China is a good example. Gillette operates three businesses in China: shaving, batteries, and oral care. They are distributed in no more than 60 cities, with emphasis on the four largest – Shanghai, Beijing, Chengdu, and Guangzhou.

P&G markets 14 brands in China, distributed to about 2,000 cities and more than 11,000 towns throughout urban and rural China.

Consequently, we can make Gillette products available to more consumers in more of China. And, as we lower Gillette’s distribution costs, we can create more flexibility to fund Gillette’s world-class trade-up marketing programs.

We have similar opportunities in other developed and developing markets, such as Japan and Russia.

There are also important growth opportunities in countries like Brazil and India, where we are under-developed today. We believe we can compete more effectively in these markets as a combined company, because we’ll have greater scale. With greater scale, we can build the kind of supply and distribution infrastructure we’ve built in other markets, and we can innovate affordably and profitably.

Our experience clearly supports this. In China, for example, where we have significant scale advantages, we consistently deliver above-average margins. In total, our top eight developing markets – where we have greater scale – deliver more than three times the average profit margins of the eight developing markets where we are still subscale.

Our proven experience demonstrates that as we close scale gaps in markets like India and Brazil, we should be able to grow faster and more profitably together than alone.

There is one final way we are improving P&G’s business model, and getting more value from core strengths. We’re getting even better at branding and marketing.

We are defining P&G brand equities more broadly. Pampers stands for babies’ care and development. Crest stands for beautiful, healthy smiles for life. Olay stands for all that is beautiful in women.

With these broader equities, we are identifying and commercializing a much bigger pipeline of innovation. Pampers Kandoo is helping moms and toddlers make hygiene independence a development experience. Crest is extending its Beauty equity with White Strips, and its Health equity with Pro-Health Rinse. Olay is expanding the boundaries of healthy, beautiful skin with Daily Facials, Total Effects, Regenerist, and Olay Quench.

We are then getting more out of this bigger innovation pipeline by thinking more expansively about how and where we reach consumers. We’re doing a far better job of communicating to consumers in-store. Current data shows that more than half of purchase decisions are made in the store aisle – the crucial first moment of truth. We have placed more emphasis on collaborating with retailers to create the perfect in-store experience – to help consumers discover, learn about, try, and purchase P&G products. We’ve also reframed our assumptions about how long we can generate new trial on initiatives – with “launch and leverage” programs that drive trial for two or three years after launch.

The result of all this is increased returns on innovation investment, and strong P&G brand equities. We have improved P&G’s initiative success rate by more than 25%, and the total net present value of P&G’s portfolio has more than doubled.

Once again, Gillette will help us get even better.

Gillette brands are leaders in structurally advantaged categories. As Jim explained, these are categories with consistently high growth, global brands serving global consumers, and low private-label penetration.

Gillette’s trade-up marketing keeps these categories growing with leadership innovation, while continually increasing Gillette sales and margins. This expertise fits well with P&G’s focus on creating similar product ladders, which we’ve done on several brands: Olay Total Effects and Regenerist, Tide with a Touch of Downy and Tide Cold Water , Pampers Baby Stages of Development and Kandoo Toddler Care.

Finally, Gillette brings innovation to market with great product launch expertise and in-store execution.

As a result, Gillette people and Gillette brands will help P&G do an even better job of reaching more consumers... more effectively and more profitably... in more aisles of every store.

The full impact of how our companies get better together is most evident when all the pieces come together.

Faster innovation... delivered affordably and profitably... brought to market with deep local knowledge and strong retail partnerships... and commercialized more successfully and consistently... is what leads to sustained growth and superior shareholder returns. This is what P&G brings on its own today.

Add Gillette brands, technologies, and design to P&G innovation...

Add Gillette’s synergies and constant turn-around mentality to P&G’s cash and cost discipline...

Add Gillette’s developing market opportunity and trade up capability to P&G’s unique go-to-market strength...

Add Gillette’s marketing brilliance to the work we’re both doing to get more value from our big leading brands...

And you get what we think of as The Gillette Dynamic: more wins with consumers at the first and second moments of truth... on more brands... in more markets... and in more aisles of every retailer’s store... and greater returns for shareholders.

Now is the time to take P&G and Gillette to the next level. I am confident we can and will...

... And that’s why we are confident in raising P&G’s growth targets for the balance of this decade, to 2010.

When we combine these two world-class companies, we can confidently deliver 5-7% sales growth with 24-25% operating margins, leading to double-digit EPS growth through the end of the decade and beyond.

What I hope Jim and I have been able to demonstrate here today is that:

NOW is the right time for Gillette to partner for sustained, long-term growth

P&G is the right industry-leading partner for Gillette

The combination of Gillette and P&G creates one of the world’s best consumer products companies...

And THAT is a great deal for consumers, customers, employees and shareholders alike.

Thank you.

On February 24, 2005, A.G. Lafley, Chairman of the Board, President and Chief Executive of Procter & Gamble, gave a presentation at the Consumer Analysts Group of New York Annual Conference. The presentation included some measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The following provides definitions of the non-GAAP measures used in the presentation and the reconciliation to the most closely related GAAP measure. Note: Sales growth percentages presented are approximations based on quantitative formulas consistently applied.

Organic Sales. Organic sales growth is a non-GAAP measure of reported sales growth excluding the estimated impacts of acquisitions and divestitures and foreign exchange from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of underlying results and trends of the base businesses by providing sales on a consistent basis. The reconciliation of reported sales growth to organic sales growth for Procter & Gamble:

	FY02	FY03	FY04	Six Months Ended Dec04
Reported Sales Growth	3%	8%	19%	11%
Acquisitions & Divestitures Impact	3%	0%	7%	2%
FX Impact	-1%	2%	4%	3%
Organic Sales (Ex: A&D, FX)	1%	6%	8%	6%

A specific reference was made to organic sales growth for Procter & Gamble’s combined Health Care and Beauty Care businesses:

	FY02	FY03	FY04	JAS04	OND04
Reported Sales Growth	9%	15%	34%	19%	10%
Acquisitions & Divestitures Impact	5%	4%	18%	11%	0%
FX Impact	-2%	3%	4%	3%	3%
Organic Sales (Ex: A&D, FX)	6%	8%	12%	5%	7%

Sales Growth Excluding Foreign Exchange. The presentation includes a discussion of segment sales growth excluding the impact of foreign exchange from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of the underlying trends of sales growth. The “Foundation Businesses” include the combined results of Procter & Gamble’s Fabric & Home Care, Baby & Family Care, and Snacks & Coffee businesses.

	FY02	FY03	FY04	JAS04	OND04
Foundation Businesses – Reported Growth	-1%	7%	9%	10%	10%
FX Impact	-2%	2%	3%	3%	2%

Core Diluted Net Earnings Per Share Growth. Core diluted net earnings per share referenced in this presentation exclude restructuring charges from reported diluted net earnings per share. The table below provides a reconciliation of Procter & Gamble’s reported diluted net earnings per share to core diluted net earnings per share. In JAS04, Procter & Gamble completed the sales of the Juice Business. The year-over-year impact to diluted net earnings per share was $0.02, or 3%.

	FY02	FY03	FY04	JAS04	OND04
Diluted Net Earnings Per Share	$1.54	$1.85	$2.32	$0.73	$0.74
Percent Change v. Year Ago	50%	20%	25%	16%	14%

Core Diluted Net Earnings Per Share	$1.80	$2.04	$2.32	$0.73	$0.74
Percent Change v. Year Ago	10%	13%	14%	16%	14%

The restructuring program began in 1999 as part of the Company’s Organization 2005 initiative and was substantially completed at the end of fiscal year 2003. Restructuring program charges include separation related costs, asset write-downs, accelerated depreciation and other costs directly associated with the Company’s reorganization. Restructuring program charges are not included in business segment results, but instead are reported in corporate. The Company believes investors gain additional perspective of underlying business trends and results by providing a measure of earnings excluding restructuring program charges – particularly now that the program is completed. This is consistent with the Company’s business segment reporting and internal management goal-setting, and is a factor used in determining at-risk compensation levels. A historical reconciliation of reported-to-core financials during the Organization 2005 initiative is available on the Company’s website at www.pg.com/investor. The Company continues to conduct projects consistent with the focus of productivity improvement and margin expansion. Beginning with fiscal year 2004, charges associated with these projects are absorbed in normal operating costs.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, The Procter & Gamble Company (“P&G”) and The Gillette Company (“Gillette”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette’s filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.